# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Intrepid Potash, Inc., CIK 0001421461
CUSIP: 46121Y102
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 707 17TH STREET, SUITE 4200, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 05/27/2025
Filed by CIK 0001432536
Persons authorized to receive notices and communications: Karen L. Witt, Womble Bond Dickinson LLP, 1601 19th Street, Suite 1000, Denver, Colorado (CO), 80111, 303.628.9586

## Reporting persons
- INTREPID PRODUCTION CORP (CIK 0001432536): type of reporting person: corporation (CO); citizenship or place of organization: Colorado (CO); source of funds: other (OO); sole voting power 1,015,017; shared voting power 53,035; sole dispositive power 1,015,017; shared dispositive power 53,035; aggregate amount beneficially owned 1,335,239 (10% of the class)
  Comment: Includes (i) 1,015,017 shares held by Intrepid Production Corporation of which Robert P. Jornayvaz III is the sole shareholder, (ii) 53,035 shares held jointly by Mr. Jornayvaz and his spouse, and (iii) 267,187 shares subject to stock options that are currently exercisable and were granted to Mr. Jornayvaz in connection with his previous employment by the Issuer. Based on 13,316,799 shares of Common Stock of the Issuer outstanding as of April 30, 2025.
- Jornayvaz Robert P III (CIK 0001432504): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,015,017; shared voting power 53,035; sole dispositive power 1,015,017; shared dispositive power 53,035; aggregate amount beneficially owned 1,335,239 (10% of the class)
  Comment: Includes (i) 1,105,017 shares held by Intrepid Production Corporation that are or may be deemed to be beneficially owned by Robert P. Jornayvaz III as the sole shareholder of Intrepid Production Corporation, (ii) 53,035 shares held jointly by Mr. Jornayvaz and his spouse and (iii) 267,187 shares subject to stock options that are currently exercisable and were granted to Mr. Jornayvaz in connection with his previous employment by the Issuer. Based on 13,316,799 shares of Common Stock of the Issuer outstanding as of April 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Intrepid Potash, Inc.
Address of issuer's principal executive offices: 707 17TH STREET, SUITE 4200, DENVER, Colorado (CO), 80202
Comment: This Amendment No. 13 amends the statement on Schedule 13D filed on May 5, 2008, as amended on December 16, 2008, June 10, 2009, November 12, 2009, January 15, 2010, June 18, 2010, August 17, 2010, August 23, 2010, November 10, 2010, September 14, 2011, November 10, 2016, March 23, 2017, and May 22, 2019, by Intrepid Production Corporation, a Colorado corporation ("IPC"), and Robert P. Jornayvaz III ("RPJ"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Intrepid Potash, Inc., a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: Intrepid Production Corporation
Residence or business address: 1312 17th St. PMB 2705, Denver, CO 80202 US
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons have sold shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially hold 1,335,239 shares of the Common Stock which represents 10.03% of the outstanding Common Stock as of April 30, 2025 (13,316,799 shares).
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons with regard to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 13 that relate to the number of shares of Common Stock as to which such Reporting Persons have sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are herein incorporated by reference.
Transactions in the class effected during the past sixty days:
The Reporting Persons have sold the following shares of Common Stock of the Issuer in the past 60 days in Rule 144 transactions:
On April 28, 2025, IPC sold 400 shares of Common Stock at an average price of $34.03 per share.
On May 6, 2025, IPC sold 59,701 shares of Common Stock at an average price of $37.66 per share.
On May 20, 2025, IPC sold 22,987 shares of Common Stock at an average price of $37.06 per share.
On May 21, 2025, IPC sold 1,288 shares of Common Stock at an average price of $37.05 per share.
On May 23, 2025, IPC sold 7 shares of Common stock at an average price of $37.00 per share.
On May 27, 2025, IPC sold 76 shares of Common Stock at an average price of $37.05 per share.
Other persons with the right to receive dividends or sale proceeds: Robert P. Jornayvaz III is the sole shareholder of IPC.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 -- Limited Power of Attorney by Intrepid Production Corporation
Exhibit 2 -- Limited Power of Attorney by Robert P. Jornayvaz III

## Signatures
- INTREPID PRODUCTION CORP: Karen L. Witt, Karen L. Witt as Attorney-in-Fact for Intrepid Production Corporation (06/06/2025)
- Jornayvaz Robert P III: Karen L. Witt, Karen L. Witt as Attorney-in-Fact for Robert P. Jornayvaz III (06/06/2025)
Comment: Karen L. Witt is the Attorney-in-Fact for Intrepid Production Corporation and Robert P. Jornayvaz III pursuant to Limited Powers of Attorney attached as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.